Mandelbaum Salsburg P.C.
Vincent J. McGill Partner	1270 Avenue of the Americas, Suite 1808 New York, New York 10020	Direct Dial: (212) 324-1876 E-mail: vmcgill@lawfirm.ms

April 10, 2018

Mr. Joshua Shainess

Office of Telecommunications

Division of Corporation Finance

100 E Street, N.E.

Washington, D.C. 20549

  Re: One Horizon Group, Inc. (File No 001-36530)

 Acquisition of Once In A Lifetime, LLC and C-Rod, Inc.

Dear Mr. Shainess:

In furtherance of our telephone conversation on April 9, 2018, I am furnishing certain financial information regarding One Horizon Group, Inc. (the “Company”) and the two companies which it recently acquired, Once In A Lifetime, LLC and C-Rod, Inc. Based upon this information it is our conclusion and that of the Company’s, that it need not file audited financial statements for C-Rod, Inc.

Pursuant to an agreement entered into on January 18th, the Company acquired 51% of the outstanding membership interests in Once In A Lifetime, LLC on February 22, 2018 in exchange for $100,000 in cash, 1,333,334 shares of the Company’s common stock plus an additional number of shares of common stock based upon the net after tax earnings of Once In A Lifetime, LLC during the six month periods ending six and twelve months after the completion of the acquisition. At the time the parties entered into the Agreement, the price of OHGI’s common stock was approximately $1.50. Thus, the aggregate consideration paid to the members of Once In A Lifetime was approximately $2,100,000. Since this is in excess of 20% of the Company’s consolidated assets as of December 31, 2017, $8.8 million, the Company has determined to file the audited financial statements of Once In A Lifetime and will do so shortly.

Pursuant to an Agreement entered into on February 26, 2018, the Company acquired all of the outstanding shares of C-Rod, Inc. on March 20, 2018 in exchange for $150,000 in cash and 1,000,000 shares of common stock plus an additional number of shares of common stock based upon the net after tax earnings of C-Rod, Inc. during the two years ending after the completion of the acquisition. At the time the Company entered into the agreement with C-Rod, the price of OHGI’s common stock was approximately $1.12. It was lower at the time of the closing. Thus, the aggregate consideration paid to the owners of C-Rod was approximately $1,270,000. This is well below 20% of the Company’s consolidated assets as of December 31, 2017, $8.8 million. Consequently, the Company has determined not to file the audited financial statements of C-Rod. In making this determination, the Company also considered that the total assets of C-Rod as of December 31, 2017, were less than $100,000, well below 20% of the consolidated assets of the Company. Further, C-Rod’s net income for 2017 was approximately $50,000, again, far below 20% of the absolute value of the Company’s $4.4 million loss for 2017 and of the absolute value of its average loss of approximately $4.9 million over the past five years.

For your benefit, the Company’s net loss for the five years ending December 3, 2017, were as follows:

2017	2016	2015	2014	2013
$(4,394,000)	(2,121,000)	(10,944,000)	(1,969,000)	(219,000)

If you have any further questions or disagree with the conclusion expressed above, please contact me, or in my absence, Mark Orenstein, at 212 324-1877 or at morenstein@lawfirm.ms.

Very Truly Yours,

               /s/Vincent J. McGill